

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 9, 2017

Sharon Mates, Ph.D.
Chairman, President and Chief Executive Officer
Intra-Cellular Therapies, Inc.
430 East 29th Street
New York, New York 10016

     Re: Intra-Cellular Therapies, Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed February 25, 2016
                File No. 001-36274

Dear Dr. Mates:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                /s/ Mary Beth Breslin for

                Suzanne Hayes
                Assistant Director
                Office of Healthcare and Insurance